UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended: December 31, 2008

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number: 1-13113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401 (k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated

12 East 49th Street

New York, New York 10017

Telephone No: (212) 940-5305

Saks Incorporated

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

December 31, 2008

Saks Incorporated 401(k) Retirement Plan

Index

December 31, 2008 and 2007

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

June 19, 2009

Saks Incorporated 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$350,067,769	$510,451,687
Participant contributions receivable	358,018	457,759
Employer contributions receivable	105,314	123,713
Interest and dividends receivable	12,426	97

Total assets	350,543,527	511,033,256

Liabilities and Net Assets Available for Benefits
Accrued administrative fees	54,578	67,243

Total liabilities	54,578	67,243

Net assets available for benefits, at fair value	350,488,949	510,966,013
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,560,270	325,660

Net assets available for benefits	$357,049,219	$511,291,673

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Increase in net assets available for benefits
Interest and dividend income	$11,791,064
Contributions
Employer	8,691,878
Participant	27,777,819
Rollover	1,447,358

Total increases	49,708,119

Decrease in net assets available for benefits
Net depreciation in fair value of investments	152,331,765
Benefit payments	51,252,895
Administrative fees	365,913

Total decreases	203,950,573

Net decrease in net assets available for benefits	(154,242,454)
Net assets available for benefits, beginning of year	511,291,673

Net assets available for benefits, end of year	$357,049,219

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan

The following description of the Saks Incorporated 401(k) Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Saks Incorporated (the “Employer” or “Company”) and its subsidiaries who are a minimum of 21 years of age and have completed a minimum service hour requirement as provided for in the Plan. At December 31, 2008, the Company operated Saks Fifth Avenue, Saks Fifth Avenue OFF 5th, SFA’s e-commerce operations, and Club Libby Lu (“CLL”). Previously, the Company also operated the Northern Department Store Group (“NDSG”) (operating under the nameplates of Bergner’s, Boston Store, Carson Pirie Scott, Herberger’s and Younkers which was sold to the Bon-Ton Stores, Inc. (“Bon-Ton”) in March 2006) and Parisian, which was sold to Belk Inc. (“Belk”) in October 2006. The operations of CLL were discontinued in January 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974.

Contributions

The Plan allows for discretionary employer contributions, participant contributions and rollover contributions. The Employer contributes a discretionary amount of cash to the Plan as approved by the Employer’s Board of Directors. The Employer’s contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable participant salary deferrals, as defined in the Plan. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. For the plan year ended December 31, 2008, the Employer’s matching contribution was 50% of the first 5% of compensation that a participant elected to contribute. In December 2008, the Company approved the suspension of the matching contribution for the plan year ending December 31, 2009.

Participants may elect regular payroll deductions of up to 90% of compensation, as defined in the Plan, to be contributed to the Plan on a before tax basis. No participant shall be permitted to elect before tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Internal Revenue Code (the “Code”) ($15,500 for 2008). Participants who are age 50 or older are eligible to contribute catch-up contributions, subject to certain Code limits ($5,000 in 2008). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”) provided such rollover contributions meet the requirements of the Plan. Participants may direct the investment of their contributions, as well as the Employer’s contributions, into various investment options offered by the Plan. As of December 31, 2008, the Plan offered twelve mutual funds, one collective investment trust and an Employer common stock fund as investment options for participants. In addition, the Plan offers five target retirement portfolios which are comprised of a mix of the Plan’s mutual funds based on an expected retirement date.

Effective August 31, 2006, the percentage of future employee contributions invested in the Employer common stock fund is limited to 25%. Certain “grandfather” rules apply to participants over the 25% limit on the effective date. Transfers of assets to the Employer common stock fund are limited to the maximum amount such that after any such transfer, the percentage of the participant’s account invested in the Employer common stock fund does not exceed 25%. Effective January 1, 2009, the Company has restricted future contributions from being invested in, or existing assets transferred into, the Company’s common stock.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Employer’s discretionary contributions, and an allocation of the Plan’s earnings or losses. Allocations are based on account balances as defined in the Plan.

Vesting

All participants are at all times fully vested in their contributions, including rollover contributions, plus actual earnings thereon. Plan participants vest in the Employer’s discretionary contributions in addition to actual earnings thereon, based on years of credited service in accordance with the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability, as defined in the Plan.

Participant Loans

A participant may borrow a minimum of $1,000 and up to a maximum of $50,000 or 50% of the vested value of his or her account, less the highest outstanding loan balance during the 12 months before the loan is issued. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with the prime rate plus 1%, as established by the Plan trustee at the time of the loan. At December 31, 2008 and 2007, interest rates on outstanding loans ranged from 4.25% to 10.50%. At December 31, 2008 and 2007, the total outstanding loan balance for the Plan was $12,986,769 and $12,278,677 respectively.

Forfeitures

Forfeitures occur when a nonvested participant has terminated employment and receives a distribution of the vested value of his or her participant account or incurs five consecutive breaks in service, as defined in the Plan. Forfeitures may be used to reinstate previously forfeited amounts, provide funds necessary for the correction of errors, and to reduce future employer contributions. At December 31, 2008 and 2007, the Plan had $79,184 and $99,214 of unallocated forfeitures included in net assets available for benefits, respectively.

Distribution of Benefits

Vested plan benefits can be distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant’s life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the plan, participants become fully vested in all individual account balances.

In conjunction with the sale of NDSG to Bon-Ton in March 2006 and the sale of Parisian to Belk in October 2006, to the extent not vested, terminated employees became immediately vested in their

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008

accrued benefits. For the year ended December 31, 2008, $10,102,956 was distributed to NDSG terminated employees and $3,022,668 was distributed to Parisian terminated employees who elected to receive a distribution of their account balances, and is included in the Statement of Changes in Net Assets Available for Benefits as a component of benefit payments.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments of the Plan, other than participant loans, are stated in the accompanying financial statements at fair value as determined by the Plan’s trustee as described later in this note. Purchases and sales of investments are reflected as of the trade date. Since the Plan has one fund that includes fully benefit-responsive investment contracts, net assets at fair value have been adjusted to net assets at contract value for the collective investment trust fund. Investment income is recorded when earned.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008

Contributions

Contributions receivable from the Employer are calculated based on amounts approved by the Human Resources and Compensation Committee of the Employer’s Board of Directors and are accrued based on a percentage of the employee’s contributions. Contributions receivable from employees are accrued based on unremitted deductions from the participants’ payroll compensation.

Administrative Fees

Expenses of $365,913 incurred in the administration of the Plan during the 2008 plan year were paid by the Plan. The Plan funds payment of expenses by assessing a proportional annual charge on the fair value of each fund. Certain plan expenses are paid by the Employer on behalf of the Plan.

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008

3.	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. SFAS 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. SFAS 157 does not expand the use of fair value to any new circumstances. The Plan adopted SFAS 157 for financial assets and financial liabilities within its scope in 2008. A summary of the fair value hierarchy under SFAS is described below.

Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions

The following is a description of valuation methodologies used for the fair value measurement of investments:

Collective Investment Trust	Collective Investment Trust is valued at the unit value, which approximates fair value, as reported by the trustee of the collective investment trust fund on each valuation date.

Mutual Funds	Mutual funds are valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Common Stock	Common stock is valued at the closing price reported on the active market on which the security is traded.

Participant Loans	Participant loans are valued at outstanding balance, which approximates fair value.

The following table sets forth the fair value of the Plan’s financial assets by level within the fair value hierarchy as of December 31, 2008.

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2008	Quoted Market Prices in Active Market for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Collective Investment Trust	$117,218,402	$—	$117,218,402	$—
Mutual Funds	216,285,255	216,285,255	—	—
Common Stock	3,577,343	3,577,343	—	—
Participant Loans	12,986,769	—	—	12,986,769

Grand Total	$350,067,769	$219,862,598	$117,218,402	$12,986,769

The following table provides a summary of changes in the fair value of the Plan’s level 3 assets.

Participant Loans
January 1, 2008	$12,278,677
Purchases, sales, issuances, and settlements, net	708,092

December 31, 2008	$12,986,769

4.	Investments

Investment information as of December 31, 2008 and 2007 and for the year ended December 31, 2008 is as follows:

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008

	2008	2007
Collective Investment Trust:
Wells Fargo Stable Return Fund	$117,218,402	$108,227,525
Mutual funds:
Vanguard Institutional Index Fund	41,548,642	74,866,124
PIMCO Total Return Fund	28,354,089	25,694,774
Dodge & Cox Balanced Fund	29,066,436	48,353,005
Neuberger & Berman Genesis Trust Fund	31,440,711	53,546,811
Neuberger & Berman Partners Fund	28,354,355	61,349,489
Hotchkis & Wiley Large Cap Value Fund	6,530,910	12,163,053
Alliance Bernstein International Value Fund	13,724,558	28,533,196
Fidelity Low-Priced Stock Fund	11,845,390	23,719,344
Columbia Acorn Fund	16,840,635	33,102,794
American AMCAP Fund	7,403,565	10,508,930
Columbia Small Cap Value Fund (b)	574,379	—
Royce Value Plus Fund (b)	601,585	—
Common stock:
Saks Incorporated Stock Fund (a)	3,577,343	18,107,965
Participant loans	12,986,769	12,278,677

Investments at Fair Value	$350,067,769	$510,451,687

Adjustment for fully benefit-responsive investment contracts	$6,560,270	$325,660

Investments	$356,628,039	$510,777,347

(a)	The Saks Incorporated Stock Fund is measured in “units of participation” rather than in shares of Saks Incorporated common stock. In order to facilitate daily participant transactions of Saks Inc. common stock, a minimal daily cash balance is maintained in the Fund.

(b)	Mutual Funds added as investment options beginning September 10, 2008.

The Vanguard Institutional Index Fund, Neuberger & Berman Genesis Trust Fund, Neuberger & Berman Partners Fund, Wells Fargo Stable Return Fund, PIMCO Total Return Fund and Dodge & Cox Balanced Fund each exceeded 5% of the Plan’s net assets available for benefits at December 31, 2008 and 2007. The Columbia Acorn Fund and Alliance Bernstein International Value Fund exceeded 5% of the Plan’s net assets available for benefits at December 31, 2007.

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net depreciation in value of $152,331,765 during the year ended December 31, 2008, as follows:

Collective investment trust	$4,938,456
Mutual funds	(143,639,327)
Common stock	(13,630,894)

$(152,331,765)

Saks Incorporated 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008

5.	Risks and Uncertainties

The Plan provides for various investment options in any combination of Saks Incorporated common stock (subject to limitations previously stated), collective investment trust fund, and mutual funds offered by the Plan. Generally all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Participants are exposed to credit loss in the event of non-performance by the trustee or non-performance by the entities in which the investments are placed.

6.	Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated September 7, 2001, that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the financial statements.

7.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in common stock of the Company and issues loans to participants, which are collateralized by the balances in the participant’s account. During the year ended December 31, 2008, the Plan purchased 73,774 units of the Saks Incorporated Stock Fund for $690,586 and disposed of 130,200 units for $1,431,427. During the year ended December 31, 2007, the Plan purchased 49,800 units of the Saks Incorporated Stock Fund for $988,493 and disposed of 234,000 units for $3,299,686.

The Wells Fargo Stable Return Fund is managed by Wells Fargo, the trustee, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wells Fargo for investment management services amounted to $215,754 for the year ended December 31, 2008.

Supplemental Schedule

Saks Incorporated 401(k) Retirement Plan

Schedule of Assets (Held at End of Year) Schedule H, line 4(i)

December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including, maturity date, rate of interest, collateral par, or maturity value	Cost**	Current value
	Vanguard Institutional Index Fund	Mutual fund		$41,548,642
	PIMCO Total Return Fund	Mutual fund		28,354,089
	Dodge & Cox Balanced Fund	Mutual fund		29,066,436
	Neuberger & Berman Genesis Trust Fund	Mutual fund		31,440,711
	Neuberger & Berman Partners Fund	Mutual fund		28,354,355
	Hotchkis & Wiley Large Cap Value Fund	Mutual fund		6,530,910
	Alliance Bernstein International Value Fund	Mutual fund		13,724,558
	Fidelity Low-Priced Stock Fund	Mutual fund		11,845,390
	Columbia Acorn Fund	Mutual fund		16,840,635
	American AMCAP Fund	Mutual fund		7,403,565
	Columbia Small Cap Value Fund	Mutual fund		574,379
	Royce Value Plus Fund	Mutual fund		601,585
*	Wells Fargo Stable Return Fund	Collective investment trust		123,778,672	[1]
*	Saks Incorporated Stock Fund	Common stock units		3,577,343
*	Participant loans	Various maturity dates and rates ranging from 4.25% - 10.50%		12,986,769

				$356,628,039

*	Party-in-interest to the Plan.
**	Cost information has not been disclosed as all investments are participant directed.
[1]	At contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Saks Incorporated 401(k) Retirement Plan

Date: June 25, 2009	/s/ Kevin G. Wills
Kevin G. Wills
on behalf of Saks Incorporated 401(k) Retirement Plan as Executive Vice President and Chief Financial Officer of Saks Incorporated

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm